Exhibit 99.1
Operating and Financial Review and Prospects

The activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields: (i) Commercial and Entertainment Centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - hotel operation and management; (iv) Medical Industries  – (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located primarily in India; (vi) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, press releases and investor webcasts. Forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about its business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the SEC including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2012 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our current report on Form 6-K filed with the SEC on April 18, 2011, which is incorporated by reference into our annual report on Form 20-F for the year ended December 31, 2011.

Six months ended June 30, 2012 compared to corresponding period in 2011

Consolidated revenues for the six months period ended June 30, 2012 amounted to NIS 515 million (US$ 131 million) compared to NIS 462 million in the corresponding period in 2011.

The increase is mainly attributable to: (i) Gain from sale of the Company's share in four Dutch hotels in the amount of NIS 54 million; (ii) an increase in revenues from commercial centers in the amount of NIS 43 million, mainly attributable to the opening of three centers and the sale of office space in India by our subsidiary, Plaza Centers; (iii) an increase in revenues from sale of medical systems by InSightec in the amount of NIS 15 million; (iv) Gain from sale of the retail activity of GAP in April 2012 in the amount of NIS 8 million; (v) an increase in revenues from investment property rental income (US) in the amount of NIS 12 million, offset by: (i) a decrease in revenues from hotels in the amount of NIS 20 million, attributable to the sale of the Company's share in four Dutch hotels during March 2012; (ii) a decrease in revenues from the retail activity in the amount of NIS 9 million, attributable to the sale of GAP; (iii) a decrease in gain from fair value adjustment of investment property (US) in the amount of NIS 50 million, for assets which were sold in June 2012.

•
Revenues from commercial centers increased in the first half of 2012 to NIS 99 million (US$ 25 million) compared to NIS 56 million in the corresponding period in 2011. The increase is mainly attributable to the operation of seven commercial centers in the first half of 2012 compared to the operation of four commercial centers in the corresponding period, and to the sale of office space in India for the first time.

•
Cost of commercial centers increased in the first half of 2012 to NIS 91 million (US$ 23 million) compared to NIS 74 million in the corresponding period in 2011. The increase is attributable to the increase in the revenues from three commercial centers and to the sale of office space in India, as aforementioned.

•
Revenues from investment property rental income (US) increased in the first half of 2012 to NIS 134 million (US$ 34 million) compared to NIS 122 million in the corresponding period in 2011. The increase is mainly attributable to growth in occupancy in the investment property during the period.

•
Cost of investment property increased in the first half of 2012 to NIS 58 million (US$ 15 million) compared to NIS 51 million in the corresponding period in 2011. The increase is attributable to the increase in the revenues as aforementioned.

•
Cost of fair value adjustment and sale of investment property increased in the first half of 2012 to NIS 104 million (US$ 26.5 million) compared to revenues in the amount of NIS 50 million in the corresponding period in 2011. These costs include the costs derived from the transaction sale of 47 out of 49 US properties, their revaluation and realization of foreign currency translation reserve.

•
Revenues from hotels operation and management decreased in the first half of 2012 to NIS 118 million (US$ 30 million) compared to NIS 138 million in the corresponding period in 2011. The decrease is mainly attributable to the sale the Company's hotels in the Netherlands as aforementioned offset by the increase in the Company's revenues from the Romanian and Belgian hotels.

•
Costs and expenses of hotels operation and management decreased in the first half of 2012 to NIS 108 million (US$ 27.5 million) in the first half of 2012 compared to NIS 118 million in the corresponding period in 2011. The decrease is mainly attributable to the sale of the Company's hotels in the Netherlands during March 2012, as aforementioned.

•
Revenues from the sale of medical systems increased in the first half of 2012 to NIS 29 million (US$ 7 million) compared to NIS 13 million in the corresponding period in 2011. The increase is mainly attributable to the number of the systems sold during the period.

•
Costs and expenses of medical systems decreased in the first half of 2012 to NIS 31 million (US$ 8 million) compared to NIS 36 million in the corresponding period in 2011. The decrease in costs is mainly attributable to the decrease in legal expenses and to the cost saving measures applied by InSightec in the second half of 2011.

•
Research and development expenses decreased in the first half of 2012 to NIS 23 million (US$ 6 million) compared to NIS 32 million in the corresponding period in 2011. The decrease in costs is attributable to cost saving measures applied by InSightec in the second half of 2011, and to the decrease in expenses for clinical treatments.

•
Revenues from the sale of fashion retail decreased in the first half of 2012 to NIS 75 million (US$ 19 million) compared to NIS 84 million in the corresponding period in 2011. The decrease is attributable to the sale of the retail activity in GAP in April 2012, as aforementioned, offset by an increase in the revenues from the activity in Mango.

•
Cost of fashion retail decreased in the first half of 2012 to NIS 83 million (US$ 21 million) compared to NIS 97 million in the corresponding period in 2011. The decrease is attributable to the sale of the retail activity in GAP as aforementioned.

•
General and administrative expenses decreased in the first half of 2012 to NIS 25 million (US$ 6.4 million) compared to NIS 32 million in the corresponding period in 2011. General and administrative expenses offset noncash expenses amounted to NIS 17 million (US$ 4 million) in the first half of 2012 compared to NIS 23 million in the corresponding period in 2011. The decrease in cash expenses is attributable to the continuing cost saving measures applied with respect to payroll expenses and other expenses in the period.

•
Financial expenses, net increased in the first half of 2012 to NIS 225 million (US$ 57 million) compared to NIS 10 million in the corresponding period in 2011. The increase of NIS 215 million is mainly attributable to the following:

(I) An increase in the amount of NIS 170 million (US$ 43 million) in noncash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, other derivatives and marketable securities, which are measured at fair value through profit and loss).

(II) An increase in the amount of NIS 43 million (US$ 11 million) in noncash expenses attribut able to currency exchange. The increase is mainly attributable to EURO-NIS revaluation in 2011 in Plaza Centers' debentures, which are recorded in NIS and are measured at EURO.

•
Write-down, charges and other expenses, net decreased in the first half of 2012 to NIS 23 million (US$ 6 million) compared to NIS 37 million in the corresponding period in 2011. These expenses are mainly attributable to impairment in Plaza Centers' trading property and to initiation expenses attributable to our operations in India and in the US.

•
Loss for the period amounted to NIS 256 million (US$ 65 million) in the first half of 2012 (out of which NIS 229 million is attributed to the equity holders of the Company) compared to loss in the amount of NIS 28 million in the corresponding period in 2011 (out of which NIS 94 million is attributed to the equity holders of the Company).

•
Cash and cash equivalents as of June 30, 2012 amounted to NIS 1.5 billion (US$ 0.38 billion) compared to NIS 0.6 billion as of December 31, 2011. The increase is attributable to the sale of 47 out of 49 US investment properties and to the sale of four Dutch hotels, as aforementioned.

•
Shareholders' equity as of June 30, 2012 amounted to NIS 1.7 billion (US$ 0.43 billion(out of which NIS 0.4 billion is attributed to the equity holders of the Company) compared to NIS 1.5 billion (out of which NIS 0.4 billion is attributed to the equity holders of the Company) as of December 31, 2011. The increase is attributable to the implementation of revaluation model with respect to the Company’s property, plant and equipment (hotels) starting from January 1, 2012.